Exhibit (a)(5)(ii)

STATE OF INDIANA	)		IN THE MARION COUNTY CIRCUIT/SUPERIOR COURT
	)	SS:
COUNTY OF MARION	)		CAUSE NO.:

CHARLES HINKLE, on Behalf of Himself and	)
All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)
	)	JURY TRIAL DEMANDED
SUSAN BAYH, GARY KASEFF, RICHARD	)
LEVENTHAL, PETER LUND, GREG	)
NATHANSON, JEFFREY H. SMULYAN,	)
LAWRENCE SORREL, PATRICK WALSH, and	)
EMMIS COMMUNICATION CORPORATION	)
)
Defendants.	)
)
)
)
CLASS ACTION COMPLAINT
     Plaintiff, by his attorneys, alleges as and for his class action complaint, upon personal knowledge as to himself and his own acts, and as to all other matters upon information and belief derived from, inter alia, a review of documents filed with the Securities and Exchange Commission (“SEC”), press releases issued by the Defendants, and publicly available news sources, such as newspaper articles, as follows:
NATURE OF THE ACTION
     1. This action arises out of an unlawful scheme and plan to enable a buyout group, composed of defendant Jeffrey H. Smulyan, President, CEO and Chairman of the Board of Directors of defendant Emmis Communication Corporation (“Emmis” or the “Company”), and related persons and entities (the “Buyout Group”), to acquire the remaining shares of Emmis which the Buyout Group does not already own for grossly inadequate consideration and in breach of Defendants’ fiduciary duties (the “Proposed Transaction”). According to the Buyout Group, it collectively owns and controls approximately 66.7% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock of Emmis, voting together as a single class. Plaintiff alleges that he and the other public stockholders of Emmis Class A common stock are entitled to enjoin the Proposed Transaction, or alternatively, recover damages in the event the Proposed Transaction is consummated.
JURISDICTION
     2. This Court has jurisdiction over this action because Emmis is an Indiana Corporation and because the improper conduct alleged in this Complaint occurred in and/or was directed at Indiana. Additionally, the Court has jurisdiction over each of the Defendants because they are directors of an Indiana corporation and their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, this State.
     3. Venue is proper in this Court pursuant to Trial Rule 75 because Emmis’s corporate headquarters is located in this County at One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, IN 46204.
     4. This action challenges the internal affairs or governance of Emmis and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).
PARTIES
     5. Plaintiff Charles Hinkle is the owner of 44,600 shares of Emmis Class A common stock and has been the owner of such common stock continuously since at least late 2008.
     6. Defendant Emmis is a publicly-traded corporation incorporated in Indiana and maintaining its executive offices at One Emmis Plaza, 40 Monument Circle, Suite 700,

Indianapolis, IN 46204. The company owns and operates radio and magazine entities in large and medium sized markets throughout the United States, including WIBC, WLHK, and WYXB in Indianapolis. Emmis is the ninth largest radio group in the U.S (based on listeners). The Company is traded on the NASDAQ stock exchange under the symbol “EMMS.”
     7. Defendant Jeffrey H. Smulyan (“Smulyan”) is the Chief Executive Officer, President, and Chairman of the Board of the Company. Smulyan founded the Company in 1979. Smulyan personally controls more than 150 thousand shares of Class A common stock and all of the Class B common stock, which amounts to 6,101,476 shares and exercisable options. Other members of the Buyout Group also control 1,406,500 shares of Class A common stock and more than 1,162,737 shares of Preferred stock. These Preferred shares can be converted to more than 2,837,078 shares of Class A common stock. This Court has jurisdiction over Smulyan because he serves as a director of an Indiana Corporation.
     8. Defendant Susan Bayh (“Bayh”) is, and at all relevant times has been, a Director of the Company. Bayh was elected by the Class A stockholders. This Court has jurisdiction over Bayh because she serves as a director of an Indiana Corporation.
     9. Defendant Gary Kaseff (“Kaseff”) is, and at all relevant times has been, a Director of the Company. Additionally, Kaseff shares control over the stock owned by The Smulyan Family Association, according to the Form 13D filed by Smulyan on April 28, 2010 (the “April 28 13D”). Kaseff served as the Executive Vice President and General Counsel of the Company until his resignation in March 2009. He remains employed by Emmis. This Court has jurisdiction over Kaseff because he serves as a director of an Indiana Corporation.

     10. Defendant Richard Levanthal (“Levanthal”) is, and at all relevant times has been, a Director of the Company. This Court has jurisdiction over Levanthal because he serves as a director of an Indiana Corporation.
     11. Defendant Peter Lund (“Lund”) is, and at all relevant times has been, a Director of the Company. Lund was elected by the Class A stockholders. This Court has jurisdiction over Lund because he serves as a director of an Indiana Corporation.
     12. Defendant Greg Nathanson (“Nathanson”) is, and at all relevant times has been, a Director of the Company. Nathanson served as the Company’s Television Division President before resigning in October 2000. He is currently a media consultant. This Court has jurisdiction over Nathanson because he serves as a director of an Indiana Corporation.
     13. Defendant Lawrence Sorrel (“Sorrel”) is, and at all relevant times has been, a Director of the Company. This Court has jurisdiction over Sorrel because he serves as a director of an Indiana Corporation.
     14. Defendant Patrick Walsh (“Walsh”) is, and at all relevant times has been, a Director of the Company. Walsh became Executive Vice President and Chief Financial Officer of Emmis in September 2006 and added the position of Chief Operating Officer in December 2008. This Court has jurisdiction over Walsh because he serves as a director of an Indiana Corporation.
     15. The Defendants identified in paragraphs 7 through 14 collectively constitute the entirety of the board of Emmis. These eight individuals are hereinafter sometimes referred to collectively as the “Individual Defendants.”
     16. Each Defendant herein is sued individually. The Individual Defendants are also sued in their capacity as directors of Emmis. The liability of each Defendant arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.
THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     17. Under Ind. Code § 23-1-35-1 and applicable common law, the directors of a publicly held company such as Emmis are required to discharge their duties as directors (1) in good faith; (2) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (3) in a manner the director reasonably believes to be in the best interests of the corporation. Further, a director may, in considering the best interests of a corporation, consider the effects of any action on shareholders, employees, suppliers, and customers of the corporation, and communities in which offices or other facilities of the corporation are located, and any other factors the director considers pertinent. However, a director is a fiduciary and may not take actions motivated by his or own self-interest.
     18. A director is liable for actions taken as a director, or any failure to take any action, regardless of the nature of the alleged breach of duty, including alleged breaches of the duty of care, the duty of loyalty, and the duty of good faith, if (i) the director has breached or failed to perform the duties of the director’s office in compliance with Ind. Code § 23-1-35-1 and (ii) the breach or failure to perform constitutes willful misconduct or recklessness.
     19. As alleged in detail below, the Individual Defendants are breaching their fiduciary duties to Plaintiff and Emmis’s public shareholders by acting to cause or facilitate the acquisition of Emmis by the Buyout Group. The Proposed Transaction is not in the best interests of Plaintiff, Emmis’s other shareholders, employees or the communities in which offices or other facilities of the Company are located, but is in the self interests of the Company’s directors.

Further, the Individual Defendants’ actions in connection with the Proposed Transaction constitute willful misconduct or recklessness.
REQUEST FOR CERTIFICATION AS A CLASS
     20. Plaintiff brings this action as a class action pursuant to Trial Rule 23 on behalf of hiself and all other Class A shareholders of the Company (except the Defendants herein and any person(s), firm(s), trust(s), corporation(s), or other entities) related to or affiliated with Defendants), who are or will be threatened with injury arising from Defendants’ actions, as more fully described herein (the “Class”).
     21. The members of the Class are so numerous that separate joinder of each member would be impracticable. While the exact number of Class members is unknown to Plaintiff, and can be ascertained only through appropriate discovery, Plaintiff believes there are many hundreds, if not thousands, of Class members. As of January, 2010, Emmis had over 32 million shares of common stock outstanding.
     22. Plaintiffs claims or defenses raise questions of law or fact common to the questions of law or fact raised by the claim or defense of each member of the class. The predominant questions of law and fact include, among others, whether:
          (a) the Defendants have and are breaching their fiduciary duties to the detriment of Emmis’s shareholders; and
          (b) the Class has been damaged and the extent to which members of the Class have sustained damages, and what is the proper measure of those damages.
     23. Plaintiffs claims or defenses are typical of the claims or defenses of each member of the Class in that all members of the Class will be damaged by Defendants’ actions.

     24. Plaintiff can fairly and adequately protect and represent the interests of each member of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.
     25. The prosecution of separate claims or defenses by or against individual members of the Class would create a risk of either inconsistent or varying adjudications concerning individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class or adjudications concerning individual members of the Class which would, as a practical matter, be dispositive of the interests of other members of the Class who are not parties to the adjudications, or substantially impair or impede the ability of other members of the Class who are not parties to the adjudications to protect their interests.
     26. The parties opposing the Class have acted or refused to act on grounds generally applicable to all the members of the Class, thereby making final injunctive relief or declaratory relief concerning the Class as a whole appropriate.
     27. The questions of law or fact common to the claims or defenses of Plaintiff and the claims or defenses of each members of the Class predominate over any question of law or fact affecting only individual members of the Class, and a class action is superior to other available methods for the fair and efficient adjudication of the controversy. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.
SUBSTANTIVE ALLEGATIONS
     28. On April 26,2010, Smulyan and Alden Global Capital (“Alden”) issued a press release announcing that they and related entities constituting the Buyout Group had signed a letter of intent (the “Letter of Intent”). In the Letter of Intent, Alden agreed to provide financing for a going private transaction wherein an entity controlled by Smulyan would acquire all of the outstanding voting stock of Emmis not already controlled by Smulyan.
     29. According to the press release, the Buyout Group “intends to purchase all shares of Class A common stock of Emmis ... at a price per share of $2.40.”
     30. The press release also states that the Letter of Intent contemplates an offer to exchange all of the outstanding shares of preferred stock of Emmis (the “Preferred Stock”) for newly-issued 12% senior subordinated notes due 2017 of Emmis (the “Debt”) with an aggregate principal amount equal to 60% of the aggregate liquidation preference (excluding accrued and unpaid dividends) of the Preferred Stock. The consideration offered for the Preferred Stock represents a 73% premium over the 30-trading day average closing price of the Preferred Stock and a 133% premium over the 180-trading day average closing price of the Preferred Stock. The exchange offer is expected to be exempt from registration under the Securities Act of 1933 pursuant to Section 3(a)(9). In connection with the exchange offer, exchanging holders will be required to consent to (i) eliminate Section 11 of Exhibit A to Emmis’ Articles of Incorporation (providing for a Going Private Redemption), (ii) provide for the automatic conversion of the Preferred Stock upon a merger into that amount of consideration that would be paid to holders of shares of the Class A Common Stock into which the Preferred Stock was convertible immediately prior to the merger, and (iii) eliminate the right of the holders of the Preferred Stock to nominate directors to Emmis’ board of directors. Alden, which currently holds 42% of the Preferred Stock, has agreed to consent to such amendments and exchange its Preferred Stock for Debt.
     31. In order to finance this transaction, “Alden has agreed to purchase $80 million principal amount of Series A Convertible Redeemable PIK Preferred Stock of JS Acquisition [an Indiana corporation owned by Smulyan] and will receive nominally-priced warrants in connection therewith.”
     32. The Letter of Intent lists several conditions:
The completion of the Transactions is subject to certain conditions including (i) receipt of all required stockholder approval of the Transactions, (ii) the exchange of 66 2/3% of the Preferred Stock,

(iii) the completion and effectiveness of the amendments to the terms of the Preferred Stock, (iv) the satisfaction of applicable regulatory requirements, (v) the Emmis board of directors waiving certain provisions of the Indiana Business Corporations Law and agreeing to submit any required merger directly to the Emmis stockholders for approval without the Board’s recommendation of the merger, (vi) the execution of definitive documentation, (vii) simultaneous completion of all parts of the Transactions and (vii) other customary conditions.
     33. These conditions compound the potential breach of the Individual Defendants’ breach of fiduciary duties to the Class by requiring that the Board not recommend the merger to the Company’s shareholders, not evaluate the fairness of the Proposed Transaction, and not establish an independent committee of Directors to consider the Proposed Transaction. This shows that the Buyout Group knows that it is not offering a fair consideration for the shares of the Company.
     34. Each share of the Class B common stock—which is controlled exclusively by Smulyan—is normally entitled to ten votes. However, in the context of a “Going Private Transaction” between the Company and Smulyan as defined in Article 7.4(e) of the Articles of Incorporation, each Class B common stock is only entitled to one vote.
     35. The statements in the Press Release and the April 28 13D are intended to coerce minority shareholders and deceive them into thinking that the vote is already locked up by the Buyout Group. The April 28 13D claims that the Buyout Group represents “66.7% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class.” However, in a Going Private Transaction such as the Proposed Transaction, the Buyout Group would only control less than 20% of the common stock vote. This misperception is already spreading in the marketplace. According to an article on the Indianapolis Business Journal web site, “Frank Martin of Martin Capital Management in Elkhart [which owns roughly 6% of Emmis], noted Smulyan has tremendous clout to control Emmis’ fate because he owns a special class of stock that has 10 times the voting power of regular shares. As a result, his voting power is around 70 percent, even though he owns less than 20 percent of the stock.” Greg Andrews & Scott Olson, “Emmis Takeover Deal Unlikely to Hit Turbulence,” IBJ.com, April 26, 2010, http://www.ibj.com/update-emmis-takeover-deal-unlikely-to-hit-turbulence/ PARAMS/article/19571.
     36. Aside from the supermajority powers that the Buyout Group claims, the April 28 13D states that the Buyout Group controls approximately 25.2% of the outstanding shares of Class A stock. However, this depends on Smulyan converting his Class B common stock into Class A common stock—and thus losing his ten-votes-per-share power—and Alden converting its Preferred stock to Class A common stock. Alden specifically stated that it intended to convert its Preferred stock for the “Debt” anticipated by the Letter of Intent, and it is unlikely that Smulyan would cede his control over the voting shares. In the real world, the Buyout Group currently controls approximately 4.8% of the Class A stock in the Proposed Transaction.
     37. In the April 28 13D, Smulyan states that he has no intention of selling his Class A or Class B common stock. With potential control over more than 67% of the voting common stock when the Class B stock is entitled to ten votes, no third party bid for the Company could possibly succeed, as a practical matter, because the success of any such bid would require the consent and cooperation of Smulyan. Thus, Defendants will proceed with the Proposed Transaction without an auction or other type of effective market check to maximize value for the Company’s public shareholders.
     38. This is not the first time that Smulyan has submitted a low-ball offer in order to take the Company private. On May 7, 2006, Smulyan informed the Board of the Company of his proposal for a “going private” transaction valued at $15.25 per share in cash, which was a 13%

premium over the closing stock price on the day before the announcement. Smulyan later withdrew his offer after failing to reach an agreement with the Board. In comparison, the current Proposed Transaction represents only a 4.3% premium over the closing price of the Class A common stock immediately prior to the announcement.
     39. While Smulyan’s prior proposal was still open, an article in the New York Times noted the potential unfairness for shareholders in management buyout transactions:
Despite all the excitement over these enormous management-led buyouts, they actually tend to be poor deals for shareholders— except perhaps for the insiders who increasingly appear to be buying their own companies at steep discounts. . . .
The premium that management-led buyers paid to shareholders [over the last two years] was, on average, just shy of 20 percent, according to Dealogic, a firm that tracks data related to mergers and acquisitions. That may seem like a lot, but it is pretty skimpy when compared to the 27.5 percent average premium that shareholders received when a rival or a private equity firm unaffiliated with management was the buyer. (Premiums were calculated based on share prices one month before the transactions were announced, to avoid including shares that may have jumped on rumors about imminent deals.)
Why is there such a wide gap between the average premium that rivals are willing to pay and the amount that management-led buyers offer?
It’s pretty simple: there is typically no competition for the business in management-led buyouts. There is no auction. It is the management’s offer or nothing. And management’s involvement with a buyout group often serves as a deterrent to others who might mount a competitive bid, especially when management’s leadership is viewed as crucial to a company’s success. . . .
To keep the appearance of an arm’s-length deal, companies’ boards jump through hoops to create special committees to evaluate offers, but they often have little choice but to accept the bids. The alternative to not accepting an offer is not simply that there won’t be a sale, but that management could leave and the company’s value could be diminished.
Some shareholders have complained about what they perceive to be cut-rate deals that benefit the buyer more than the seller. In the case of the $22 billion offer for Kinder Morgan, shareholders have filed a class-action suit contending that the acquirers “spent a substantial effort tailoring the structural terms of the acquisition to meet the specific needs of the management buyout group” rather than “attempting to obtain the highest price reasonably available for the company’s stockholders.”
People involved in these deals say that premiums are typically lower than other sales because no other natural buyer exists and management is the best judge of what the assets are worth. If the marketplace is truly efficient, they say, another bidder will step up.
It will take years to really judge whether shareholders or managements will ultimately get the better side of these deals. Some will end up being sold or offered to the public, reaping huge profits for the buyers—money that may have been left on the table by public shareholders. Some may end up in bankruptcy. HCA already went the private route before, selling itself to management for $3.6 billion in 1989. It turned around and sold shares in the company to the public in 1992; Thomas Frist Jr. pocketed $247 million on his initial investment of $33.1 million in the buyout. And then there were the enormous fees and astronomical compensation packages that managements got paid while the companies were private and not subject to scrutiny by public shareholders.
Andrew Ross Sorkin, “Investors, Watch Your Wallets if Management Lead the Buyout,” N.Y. Times, July 30, 2006, http://www.nytimes.com/2006/07/30/business/yourmoney/30deal.html.
     40. The purpose of the Proposed Transaction is to enable the Buyout Group to acquire one hundred (100%) percent equity ownership of Emmis and its valuable assets for their own benefit at the expense of Emmis’s public stockholders—who will be deprived of their equity investment and the benefits thereof including, among other things, the expected continued growth in the Company’s profitability. The plan and scheme seeks to buy out the public stockholders of Emmis at an unconscionably unfair price, dramatically below the underlying and real value of the Company, in a transaction which is unfairly timed and, to date, deceptively disclosed.
     41. The independence of Defendants Bayh, Kaseff, Leventhal, Lund, Nathanson, Sorrel, and Walsh has been compromised because they are all beholden to the Buyout Group,

who overwhelmingly controls the Company, for the continuation of their positions as Directors, and for possible future employment with the surviving entity.
     42. Certain of the Individual Defendants may have already become interested parties to the Proposed Transaction and recognize that they will be rewarded for following the desire of the Buyout Group.
     43. The Buyout Group will reap significant benefits from the Proposed Transaction. Thus, a substantial reason for the proposal is to enable the Buyout Group and their affiliates to reap the benefits that have, in essence, been paid for by Emmis and its public stockholders.
     44. The Company’s Articles of Incorporation and Code of By-Laws do not provide shareholders with a reasonable opportunity to receive compensation for their shares at a value that reflects their true worth. Without judicial intervention, the Class A common stockholders will be in a “take it or leave it” situation based on the Buyout Group’s unilaterally dictated terms.
     45. The Proposed Transaction is the product of unfair dealing, and the price of $2.40 cash per share to be paid to Class members is unconscionable and unfair and so grossly inadequate as to constitute a gross breach of trust committed by Defendants against the public stockholders because, among other things:
          (a) The Company’s intrinsic value, giving due consideration to its assets, its growth and profitability, and the underlying strength of its business is significantly greater than the offering price;
          (b) The buyout price is significantly below the premiums paid in acquisitions of comparable businesses, reflecting only a 4.3% premium over the closing price on the last trading day before the announcement;

          (c) Defendants have undervalued Emmis’s common stock by ignoring the full value of its assets and future prospects. The Proposed Transaction does not reflect the true financial position of Emmis;
          (d) The timing of the Proposed Transaction is designed to take advantage of the improving financial condition of the Company, to place an artificial ceiling on the market price for shares of Emmis’s common stock to enable the Buyout Group to acquire the minority stock at the lowest possible price, and have the improving condition of the Company accrue to the benefit of the Buyout Group at the expense of the minority public shareholders;
          (e) The Company’s stock reached its 52-week low on July 17, 2009, at $0.24 per share. On September 18, 2009, the Company disclosed that it had received a notice from NASDAQ that the stock price had not satisfied the Minimum Bid Price Rule because it had not closed above $1.00 per share for thirty consecutive days. However, since that low point, the Company’s stock price has steadily climbed upwards, approaching ten times that minimum price before the announcement of the Proposed Transaction, The Buyout Group’s announcement stopped that upward motion.
          (f) When the Company announced its fourth-quarter 2008 results on May 13, 2009, Smulyan was bullish on the Company’s prospects: “‘Across our properties, we see signs that the operating environment is slowly improving,’ Emmis Chairman and CEO Jeff Smulyan said. ‘These improvements coupled with recent actions to LMA KMVN-FM in Los Angeles and repurchase and retire $78.5 million of our bank debt for $44.7 million position Emmis well for the inevitable rebound in our radio and publishing operations.’”;
          (g) Emmis’s international expansion has also seen signs of improvement. In November 2009, Emmis’s Hungarian station Sláger was taken off the air when the Hungarian government did not renew its license. However, in late January, a Hungarian court ruled that the government illegally awarded the radio license to Emmis’s competitors;
          (h) As a recent investor, Alden purchased the majority of its Class A common stock in October 2009 for a depressed price of $0.93 per share. Alden therefore is incentivized to reach any deal and make a quick 158% profit on the Proposed Transaction;
          (i) After the announcement of the Proposed Transaction, the closing price of the Series A Preferred stock rose by more than 33%, showing that the market views the proposed exchange for debt to be of greater value than the preferred stock. The Proposed Transaction thus improperly favors the preferred stockholders at the expense of the common stockholders.
     46. The Proposed Transaction is wrongful, unfair, and harmful to Emmis’s minority shareholders, and represents an effort by certain of the Defendants to maximize their own interests and those of the Buyout Group—at the expense, and to the detriment, of Class members. The Proposed Transaction is an attempt to deny Plaintiff and the other members of the Class their right to share proportionately in the true value of Emmis’s valuable assets, future growth in profits, earnings and dividends, while usurping the same for the benefit of the Buyout Group, led by the Company’s President, CEO and Chairman on unfair and inadequate terms.
     47. By reason of the foregoing, the Defendants have breached, and will continue to breach, their fiduciary duties owed to the public shareholders of Emmis, and are engaging in, or facilitating the accomplishment of, an unfair and self-interested transaction that is not entirely fair to the public shareholders of Emmis.
     48. Plaintiff and the Class will suffer irreparable harm unless Defendants are enjoined from breaching their fiduciary duties and carrying out the aforesaid wrongful transaction.

     49. Plaintiff and the Class have been and will be damaged in that they are not and will not receive a fair proportion of the value of Emmnis’s assets and business and will be prevented from benefiting from a value-maximizing transaction.
     50. Plaintiff and the other Class members are immediately threatened by the acts and transactions complained of herein.
     51. Plaintiff lacks an adequate remedy at law.
          WHEREFORE, Plaintiff demands judgment as follows:
          (a) declaring this action to be a proper class action and certifying Plaintiff as the representative of the Class;
          (b) ordering Defendants to carry out their fiduciary duties to Plaintiff and the other members of the Class, including those duties of care, loyalty, candor and fair dealing;
          (c) declaring that the Defendants have committed a gross abuse of trust and have breached and are breaching their fiduciary and other duties to Plaintiff and members of the Class;
          (d) granting preliminary and permanent injunctive relief against the consummation of the Proposed Transaction as described herein;
          (e) in the event the Proposed Transaction is consummated, rescinding the Proposed Transaction effected by Defendants and/or awarding rescissory damages to the Class;
          (f) ordering Defendants, jointly and severally, to account to Plaintiff and other members of the Class for all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein, together with prejudgment interest at the maximum rate allowable by law;

          (g) awarding Plaintiff the costs and disbursements of the action including allowances for Plaintiff’s reasonable attorneys’ and experts’ fees; and
          (h) granting such other and further relief as the Court may deem just and proper.

Dated: April 30, 2010	COHEN & MALAD, LLP
	By:	/s/ Scott D. Gilchrist
Irwin B. Levin
Attorney No. 8786-49
Richard E. Shevitz
Attorney No. 12007-49
Scott D. Gilchrist
Attorney No. 16720-53
One Indiana Square, Suite 1400
Indianapolis, Indiana 46204
Telephone: (317) 636-6481
Facsimile: (317) 636-2593

Robert M. Kornreich
Carl L. Stine
Chet B. Waldman
Matthew T. Insley-Pruitt
WOLF POPPER LLP
845 3rd Avenue
New York, NY 10022
Telephone: (212) 759-4600
Facsimile: (212) 486-2093

COUNSEL FOR PLAINTIFF

17